

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2012

<u>**Via E-mail**</u>
Leif J. Hauge
Hauge Technology, Inc.
1525 3rd Street, Suite F
Riverside, California 92507

   Re: **Hauge Technology, Inc. (f/k/a Entree Acquisition Corporation)**
       Form 10
       Filed May 30, 2012
       File No. 000-54720

Dear Mr. Hauge:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Geoff Kruczek for

          Amanda Ravitz
          Assistant Director

cc: (via E-mail) Lee W. Cassidy